UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. _)*

                               TIME AMERICA, INC.
                                 --------------
                                (Name of Issuer)

                          Common Stock, $.005 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    887160109
                                  ------------
                                 (CUSIP number)

                                Anthony Silverman
                            2747 Paradise Road, #1405
                               Las Vegas, NV 89109
                                 (480) 980-0179
                   --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 15, 2007
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

Note: Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

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CUSIP No. 887160109               SCHEDULE 13D           Page 2  of 5   Pages
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1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  (ENTITIES ONLY)
     Anthony Silverman
-------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a) [ ]
(See Instructions)                                                       (b) [ ]
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3 SEC USE ONLY
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4 SOURCE OF FUNDS (See Instructions)
     PF
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) [_]
--------------------------------------------------------------------------------

6 CITIZENSHIP OR PLACE OF ORGANIZATION
  United States of America
--------------------------------------------------------------------------------
Anthony Silverman
    NUMBER OF            7   SOLE VOTING POWER               1,687,000
      SHARES             -------------------------------------------------------
   BENEFICIALLY          8   SHARED VOTING POWER               None
     OWNED BY            -------------------------------------------------------
                         9   SOLE DISPOSITIVE POWER          1,687,000
    REPORTING            -------------------------------------------------------
   PERSON WITH           10  SHARED DISPOSITIVE POWER          None

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

     1,687,000 shares
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
  (See Instructions) [_]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.1%
*Based on a total of 15,162,404 shares of Common Stock issued as stated in the Issuer's Quarterly Report on Form 10-QSB dated February 14, 2007
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)
     IN

--------------------------------------------------------------------------------

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CUSIP No. 887160109             SCHEDULE 13D                      Page 3 of 5
---------------------                                             -----------

Item 1. Security and Issuer

This statement relates to the Common Stock, $.005 par value, (the "Common Stock"), of Time America, Inc., a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is located at 8840 E. Chaparral Road, Suite 100, Scottsdale, Arizona 85250.

Item 2. Identity and Background

Anthony Silverman resides at 2747 Paradise Road, #1405, Las Vegas, Nevada 89109. He is a private investor and financial consultant. He is a citizen of the United States. He has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). He has not been, during the past five years, nor is he now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3. Source and Amount of Funds or Other Consideration

During the past year, Mr. Silverman purchased an aggregate of 240,000 shares of the Common Stock of the Issuer in open market transactions, all with his own funds. In addition, during the past year, Mr. Silverman has acquired 280,000 shares of the Common Stock of the Issuer, through Katsinam Partners, LP, an Arizona limited partnership, in which Mr. Silverman is the general partner with sole power to vote such shares. The shares of the Common Stock of the Issuer held by Katsinam Partners were purchased with partnership funds in open market transactions.

Item 4. Purpose of Transaction

Mr. Silverman, including Katsinam Partners, acquired the Common Stock of the Issuer in open market purchases for general investment purposes.

The reporting person has no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.

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CUSIP No. 887160109               SCHEDULE 13D                    Page 4 of 5
---------------------                                             -----------

Item 5. Interest in Securities of the Issuer

     (a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by each Reporting Person is as follows:

                                 Aggregate Number           Percentage
 Beneficial Owner                of Shares Owned             of Class*
--------------------------------------------------------------------------------
Anthony Silverman                  1,687,000**                 11.1%

* Based on 15,162,404 shares of Common Stock issued as stated in the Issuer's Quarterly Report on Form 10-QSB dated February 14, 2007.

     (b) The number of shares of Common Stock as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth on the cover page in items 7 through 10.

     (c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Person except for the acquisition of beneficial ownership of the securities being reported on this
Schedule 13D, as follows:

          (i) On or about January 29, 2007, Mr. Silverman acquired 5,000 shares of Common Stock in an open market transaction at a price per share of $0.36.

          (ii) On or about February 12, 2007, Mr. Silverman acquired 10,000 shares of Common Stock in the open market at a price per share of $0.43.

          (iii) On or about February 15, 2007, Mr. Silverman acquired 4,000 shares of Common Stock in the open market at a price per share of $0.42.


     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

Item 7. Material to be filed as Exhibits

     Not applicable.

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CUSIP No. 887160109             SCHEDULE 13D                      Page 5 of 5
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                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     March 19, 2007
                                            ------------------------------------
                                                        (Date)



                                            By:   /s/ Anthony Silverman
                                               ---------------------------------
                                                      Anthony Silverman

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).